Exhibit 99.7

T: +32 (0)2 778 01 00 The Corporate Village www.bdo.be Da Vincilaan 9, Box E.6 Elsinore Building B-1930 Zaventem GALAPAGOS NV Statutory auditor’s report to the general meeting for the year ended 31 December 2025

T: +32 (0)2 778 01 00
www.bdo.be

The Corporate Village
Da Vincilaan 9, Box E.6
Elsinore Building
B-1930 Zaventem

GALAPAGOS NV

Statutory auditor's report
to the general meeting
for the year ended 31 December 2025

T: +32 (0)2 778 01 00
www.bdo.be

The Corporate Village
Da Vincilaan 9, Box E.6
Elsinore Building
B-1930 Zaventem

STATUTORY AUDITOR'S REPORT TO THE GENERAL MEETING OF GALAPAGOS NV FOR THE YEAR ENDED 31 DECEMBER 2025

In the context of the statutory audit of the annual accounts of Galapagos NV ("the Company"), we hereby present our statutory auditor's report. It includes our report of the annual accounts and the other legal and regulatory requirements. This report is an integrated whole and is indivisible.

We have been appointed as statutory auditor by the general meeting of 25 April 2023, following the proposal formulated by the administrative body issued upon recommendation of the Audit Committee and upon presentation by the works council. Our statutory auditor's mandate expires on the date of the general meeting deliberating on the annual accounts closed on 31 December 2025. We have performed the statutory audit of the annual accounts of the Company for three consecutive years.

REPORT ON THE ANNUAL ACCOUNTS

Unqualified opinion

We have audited the annual accounts of the Company, which comprise the balance sheet as at 31 December 2025, the profit and loss account for the year then ended and the notes to the annual accounts, characterised by a balance sheet total of 3.341.673.918 EUR and a profit and loss account showing a profit for the year of 316.922.982 EUR.

In our opinion, the annual accounts give a true and fair view of the Company's net equity and financial position as at 31 December 2025, as well as of its results for the year then ended, in accordance with the financial reporting framework applicable in Belgium.

Basis for unqualified opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Our responsibilities under those standards are further described in the *'Statutory auditor's responsibilities for the audit of the annual accounts'* section in this report. We have complied with all the ethical requirements that are relevant to the audit of annual accounts in Belgium, including those concerning independence.

We have obtained from the administrative body and the officials of the Company the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current year. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Completeness of provision related to the wind-down of the cell therapy business

Key audit matter description

On 21 October 2025, the Company announced its intention to wind-down the cell therapy business, and the Board of directors approved the start of the wind-down activities on 5 January 2026. As disclosed in note F-cap 6.8 to the annual accounts, the wind-down resulted in a provision of 15,1 million EUR related to early termination of collaboration contracts.

The provision related to the cell therapy wind-down was identified as a key audit matter because of the significance of (a) the judgment required to determine the timing of recognition and compliance with accounting standards applicable in Belgium and (b) the estimation uncertainty and judgment involved in measuring the provision as of 31 December 2025.

Auditing the provision for early contract termination was complex because of significant judgments about when contracts would terminate in 2026, how and when the wind-down plan would be executed, the uncertainty in the results of ongoing negotiations with collaboration partners and suppliers, and whether the recognition criteria were met at year-end.

How the key audit matter was addressed in the audit

The primary procedures we performed to address this key audit matter included:

- Testing the design and operating effectiveness of controls over the recognition and measurement of provisions for early contract termination.
- Assessing internal and external communications about the wind-down, examining relevant legal and contractual documentation, and obtaining confirmations from the Company's internal and external legal advisors.
- Verifying the accuracy of the provision calculations by challenging management's assumptions about the execution of the wind-down plan, the expected timing of contract terminations, and by tracing those assumptions to supporting evidence, contracts and other communications that substantiate expected costs for undelivered purchase commitments and potential penalties.
- Evaluating whether all obligations arising from the wind-down had been identified by performing procedures designed to detect unrecorded liabilities, including assessing whether contract termination decisions or constructive obligations existed prior to year-end.
- Evaluating the appropriateness of the related disclosures in the annual accounts.

Revenue recognition related to the Option, License and Collaboration Agreement (OLCA) with Gilead

Key audit matter description

As disclosed in note F-cap 6.19 in the annual accounts, following the 2025 amendments to the OLCA and the Company's intention to wind down the cell therapy business, management derecognized the deferred income relating to Gilead's access and option rights to the Company's drug discovery platform and recognized the amount of 1.051 million EUR as turnover in the period ended 31 December 2025.

We identified the release of the deferred income as a key audit matter because of the significant judgment required to assess that no enforceable performance obligation remains that would support a deferred income balance as of 31 December 2025.

Auditing the release of the deferred income balance was especially challenging because of the significant management's judgements involved. Key areas of judgement included management's conclusions that (a) no internal program currently exists to which Gilead could apply its opt-in rights under the OLCA, and (b) while the OLCA could apply to future programs resulting from business acquisitions, any application would require a sovereign decision by the Board of directors, on which two Gilead representatives sit but do not hold a majority, including an amendment to the OLCA.

How the key audit matter was addressed in the audit

The primary procedures we performed to address this key audit matter included:

- Assessing and testing the design and operating effectiveness of controls over revenue recognition under the OLCA.
- Obtaining and examining the OLCA and all subsequent amendments to identify and understand the contractual obligations impacting the deferred revenue.
- Inspecting correspondence and minutes of Board meetings, and evaluating the external legal advice obtained by the Company.
- Challenging management's judgements in derecognizing the deferred revenue balance by inspecting and assessing supporting evidence, including internal program plans, acquisition criteria, board governance documents and external communications.
- Evaluating the appropriateness of the related disclosures included in the annual accounts.

Responsibilities of administrative body for the drafting of the annual accounts

The administrative body is responsible for the preparation of annual accounts that give a true and fair view in accordance with the financial reporting framework applicable in Belgium, and for such internal control as the administrative body determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the administrative body is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the administrative body either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Statutory auditor's responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue a statutory auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

When executing our audit, we respect the legal, regulatory and normative framework applicable for the audit of annual accounts in Belgium. However, a statutory audit does not guarantee the future viability of the Company, neither the efficiency and effectiveness of the management of the Company by the administrative body. Our responsibilities with respect to the administrative body's use of the going concern basis of accounting are described below.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the administrative body;

- Conclude on the appropriateness of the administrative body's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor's report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;

- Evaluate the overall presentation, structure and content of the annual accounts and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of

the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the financial statements of the current year, and are therefore the key audit matters. We describe these matters in our statutory auditor's report, unless law or regulation precludes public disclosure about the matter.

OTHER LEGAL AND REGULATORY REQUIREMENTS

Responsibilities of the administrative body

The administrative body is responsible for the preparation and the content of the director's report, including the sustainability information and the other information included in the annual report, for the preparation and content of the documents to be deposited in accordance with the legal and regulatory requirements, as well as for the compliance with the legal and regulatory requirements regarding bookkeeping, with the Code of companies and associations and with the Company's by-laws.

Responsibilities of the statutory auditor

In the context of our mission and in accordance with the Belgian standard (revised version 2023) which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, it is our responsibility to verify, in all material aspects, the director's report and the other information included in the annual report, certain documents to be deposited in accordance with the legal and regulatory requirements, and compliance with certain provisions of the Code of companies and associations and of the Company's by-laws, and to report on these elements.

Aspects related to the director's report and to the other information included in the annual report over the annual accounts

The director's report includes the consolidated sustainability information that is covered by our separate limited assurance report. This section does not concern the assurance on the sustainability information included in the director's report. For this part of the director's report, we refer to our report on this matter.

In our opinion, after having performed specific procedures in relation to the director's report, the director's report is consistent with the annual accounts for the same financial year, and it is prepared in accordance with articles 3:5 and 3:6 of the Code of companies and associations.

In the context of our audit of the annual accounts, we are also responsible for considering, in particular based on the knowledge we have obtained during the audit, whether the director's report and the other information included in the annual report, contain a material misstatement, i.e. information which is inadequately disclosed or otherwise misleading. Based on the procedures we have performed, there are no material misstatements we have to report to you.

Statement related to the social balance sheet

The social balance sheet, to be deposited at the National Bank of Belgium in accordance with article 3:12, §1, 8° of the Code of companies and associations, includes, both in terms of form and content, the information required by the said Code, including that relating to information on wages and training and does not present any material inconsistencies with the information that we have at our disposition during the performance of our mission.

Statement related to independence

- Our audit firm and our network did not provide services which are incompatible with the statutory audit of annual accounts and our audit firm remained independent of the Company during the terms of our mandate.

- The fees related to additional services which are compatible with the statutory audit of annual accounts as referred to in article 3:65 of the Code of companies and associations, were duly itemised and valued in the notes to the annual accounts.

Other statements

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- The appropriation of results proposed to the general meeting complies with the legal provisions and the Company's by-laws.

- We do not have to report to you any transactions undertaken or decisions taken in breach of the by-laws or the Code of companies and associations.

- This report is in compliance with the contents of our additional report to the Audit Committee as referred to in article 11 of regulation (EU) No 537/2014.

- We have assessed the pecuniary consequences for the Company of the decisions related to the conflicts of interest as described in the conclusions of the administrative body in the section 'Conflicts of interest and related parties' of the director's report and have nothing to report to you.

Zaventem, 26 March 2026

BDO Bedrijfsrevisoren BV
Statutory auditor
Represented by Ellen Lombaerts*
Auditor
*Acting for a company